Exhibit 99.1

Chagee Announces Fourth Quarter and Full Year 2025 Unaudited Financial Results

SHANGHAI, March 31, 2026 (GLOBE NEWSWIRE) -- Chagee Holdings Limited (NASDAQ: CHA) (“Chagee” or the “Company”), a leading premium tea drinks brand serving healthy and delicious freshly-made tea drinks, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2025.

Fourth Quarter and Full Year 2025 Operational Highlights1

•	As of December 31, 2025, there were 7,453 teahouses within the Company’s teahouse network in Greater China and overseas, representing a 15.7% increase in the number of teahouses as of December 31, 2024.

•	Total GMV generated in the fourth quarter of 2025 was RMB7,322.9 million. Geographically, total GMV generated in overseas markets was RMB371.9 million in the fourth quarter of 2025, representing an 84.6% year-over-year increase; total GMV generated in Greater China market was RMB6,951.0 million, compared to RMB7,975.7 million in the same quarter of 2024. Total GMV generated throughout 2025 was RMB31.58 billion, representing a 7.2% year-over-year increase from RMB29.46 billion in 2024.

•	Average monthly GMV per teahouse in Greater China was RMB337,358 in the fourth quarter of 2025, and RMB386,518 in the full year 2025.

Fourth Quarter and Full Year 2025 Financial Highlights

•	In the fourth quarter of 2025, net revenues were RMB2,974.5 million (US$425.3 million), compared to RMB3,334.4 million in the same quarter of 2024. For the full year 2025, net revenues increased by 4.0% to RMB 12.91 billion (US$1,845.7 million).

•	In the fourth quarter of 2025, we reported an operating loss of RMB35.5 million (US$5.1 million), which was primarily attributable to the impact from organizational structure optimization and business model transition incurred during the quarter, as well as the impact of share-based compensation expenses, compared to an operating income of RMB642.5 million in the same quarter of 2024. For the full year 2025, operating income was RMB1,347.2 million (US$192.7 million), representing an operating margin of 10.4%, compared to RMB2,886.6 million, or an operating margin of 23.3%, in 2024.

•	In the fourth quarter of 2025, GAAP net income was RMB33.9 million (US$4.9 million), compared to RMB644.1 million in the same quarter of 2024. For the full year 2025, GAAP net income was RMB1,186.3 million (US$169.6 million), compared to RMB2,514.6 million in 2024.

•	In the fourth quarter of 2025, non-GAAP net income, which adjusts for share-based compensation expenses in the amount of RMB66.1 million, was RMB100.0 million (US$14.3 million), compared to RMB644.1 million in the same quarter of 2024. For the full year 2025, non-GAAP net income, which adjusts for share-based compensation expenses in the amount of RMB723.5 million, was RMB1,909.9 million (US$273.1 million), compared to RMB2,515.2 million in 2024.

1 Please refer to the section “Key Definitions” for detailed definitions on certain terms used.

1

Fourth Quarter 2025 Financial Results

Total net revenues were RMB2,974.5 million (US$425.3 million), compared to RMB3,334.4 million in the same quarter of 2024.

•	Net revenues from franchised teahouses in the fourth quarter of 2025 were RMB2,434.9 million (US$348.2 million), compared to RMB3,095.9 million in the same quarter of 2024. This was primarily due to the timing and cadence of new product launches during the respective periods and the evolving dynamics of subsidy competition among online delivery platforms in China. Net revenues from franchised teahouses represented 81.9% of the Company’s total net revenues for the fourth quarter of 2025.

•	Net revenues from company-owned teahouses in the fourth quarter of 2025 were RMB539.6 million (US$77.2 million), representing an increase of 126.2% from RMB238.6 million in the same quarter of 2024. The increase was mainly attributable to the conversion in the Company’s domestic teahouse composition and the continued expansion of the company-owned teahouse network in international markets. Net revenues from company-owned teahouses represented 18.1% of the Company’s total net revenues for the fourth quarter of 2025.

Total operating expenses were RMB3,010.0 million (US$430.4 million), compared to RMB2,691.9 million in the same quarter of 2024.

•	Cost of materials, storage and logistics was RMB1,392.6 million (US$199.1 million), representing a decrease of 13.7% from RMB1,614.3 million in the same quarter of 2024. The decrease was mainly attributable to reduced cost of raw materials and packaging materials, which generally corresponded with the decline in store sales, as well as enhanced cost management initiatives implemented throughout the supply chain. The decrease also reflects improved pricing power, partially offset by costs associated with selected ingredient upgrades to enhance product flavors and tastes.

•	Company-owned teahouse operating costs were RMB376.8 million (US$53.9 million), representing an increase of 130.8% from RMB163.2 million in the same quarter of 2024. The increase mainly resulted from the addition of 446 company-owned teahouses in both Greater China and overseas markets, which led to higher payroll, store rental, utilities, and other store operating expenses.

•	Other operating costs were RMB231.4 million (US$33.1 million), representing an increase of 26.9% from RMB182.4 million in the same quarter of 2024. This was mainly due to (i) an increase of RMB21.0 million in payroll expenses (excluding share-based compensation expenses of RMB5.9 million), driven by a larger employee base to support the continued teahouse network expansion and growing overseas operations, and (ii) an increase of RMB5.9 million in share-based compensation expenses. Other operating costs as a percentage of total net revenues were 7.8%, compared to 5.5% in the same quarter of 2024.

•	Sales and marketing expenses were RMB373.6 million (US$53.4 million), representing a decrease of 5.6% from RMB395.7 million in the same quarter of 2024. This was mainly driven by lower advertising expenses aligned with cadence of new product launches. Sales and marketing expenses as a percentage of total net revenues were 12.6%, compared to 11.9% in the same quarter of 2024.

2

•	General and administrative expenses were RMB635.6 million (US$90.9 million), representing an increase of 89.0% from RMB336.3 million in the same quarter of 2024. This includes costs from a targeted organizational restructuring to support more agile and efficient operations. The increase reflects the Company's continued investment in its global corporate infrastructure to support international expansion, alongside costs associated with ongoing initiatives to optimize internal processes and resource allocation. This also includes an increase of RMB50.9 million in share-based compensation expenses. General and administrative expenses as a percentage of total net revenues were 21.4%, compared to 10.1% in the same quarter of 2024.

Net income was RMB33.9 million (US$4.9 million) in the fourth quarter of 2025, representing a net income margin of 1.1%, compared to RMB644.1 million, or a net income margin of 19.3%, in the same quarter of 2024. Net income for the period was supported by financial income from interest earned on the Company’s cash and investment balances and other income, primarily government grants, which helped offset continued investments in the business and supported profitability during the quarter.

Non-GAAP net income was RMB100.0 million (US$14.3 million) in the fourth quarter of 2025, representing a non-GAAP net income margin of 3.4%, compared to RMB644.1 million, or a non-GAAP net income margin of 19.3%, in the same quarter of 2024.

Basic and diluted net income per ordinary share were both RMB0.15 (US$0.02) in the fourth quarter of 2025, compared to RMB3.69 in the same quarter of 2024.

Non-GAAP basic net income per ordinary share was RMB0.50 (US$0.07) in the fourth quarter of 2025, compared to RMB3.69 in the same quarter of 2024. Non-GAAP diluted net income per ordinary share was RMB0.49 (US$0.07) in the fourth quarter of 2025, compared to RMB3.69 in the same quarter of 2024.

Cash and cash equivalents, restricted cash, and time deposits were RMB7,892.4 million (US$1,128.6 million) as of December 31, 2025, compared to RMB4,868.7 million as of December 31, 2024.

3

Key Operating Data

	For the three months ended/As of
	Dec 31, 2024	Mar 31, 2025	Jun 30, 2025	Sep 30, 2025	Dec 31, 2025
Total teahouses	6,440	6,681	7,038	7,338	7,453
Franchised teahouses	6,271	6,490	6,799	6,971	6,838
Greater China market	6,145	6,362	6,666	6,836	6,700
Overseas markets	126	128	133	135	138
Company-owned teahouses	169	191	239	367	615
Greater China market	139	150	164	240	408
Overseas markets	30	41	75	127	207
Total GMV (RMB in million)	8,177.2	8,226.8	8,103.1	7,929.5	7,322.9
Greater China market	7,975.7	8,048.4	7,867.9	7,629.2	6,951.0
Overseas markets	201.5	178.4	235.2	300.3	371.9
Average monthly GMV per teahouse in Greater China (RMB)	455,996	431,973	404,352	378,506	337,358
Same store GMV growth	(18.4)%	(18.9)%	(23.0)%	(27.8)%	(25.5)%
Greater China market	(19.3)%	(19.1)%	(23.1)%	(27.9)%	(25.5)%
Overseas markets	29.2%	(8.4)%	(18.1)%	(23.4)%	(25.5)%

In response to the evolving consumption patterns and diversifying channels in China, the Company optimized its methodology for measuring active membership engagement, effective as of the quarter ended December 31, 2025. This revised approach expands tracking beyond the Company’s mobile mini program to encompass traceable member activity across other third-party online delivery and social networking platforms. Management believes this adjustment provides a more comprehensive assessment of user engagement across an expanding digital ecosystem.

Accordingly, the Company has updated its definition of “active members” to capture member accounts registered through any channel of the Company’s membership program, including the Company's mobile mini program and third-party platforms such as Taobao Instant Commerce and Meituan, that have placed at least one product order during a given period. This updated definition better reflects the Company’s omni-channel member engagement strategy and provides enhanced visibility into customer traffic and loyalty. Under the revised methodology, active members totaled approximately 44.7 million for the quarter ended December 31, 2025.

4

Key Definitions

•	GMV (gross merchandise value) refers to gross merchandise value, a key operating metric that the Company’s management uses to measure and evaluate teahouses’ sales performance, which represents the sales value of product(s) in consumer orders (excluding unfulfilled, canceled or returned consumer orders, and including relevant value-added taxes) before discounts, if any, are applied, including shipping charges paid by consumers for orders placed on its mobile mini program, but excluding those charges paid by consumers for orders placed on other third-party online delivery platforms.

•	Average monthly GMV per teahouse in Greater China is calculated by dividing (i) the sum of GMV generated by the monthly fully operational teahouses in Greater China in each calendar month during the specific period by (ii) the sum of the total number of the monthly fully operational teahouses in Greater China in each calendar month during the corresponding period.

•	Same store GMV growth refers to the growth rate of GMV generated by same stores in Greater China and/or overseas during that specific period compared to GMV generated by these same stores during the corresponding period in the preceding year. Same stores are defined to be teahouses that (i) have been in operation for at least 13 months, and (ii) without material operational changes in both comparison periods.

•	Non-GAAP net income. Calculated by net income excluding share-based compensation expenses.

•	Non-GAAP basic and diluted net income per share. Calculated as non-GAAP net income attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted shares.

Conference Call

The Company’s management team will hold a conference call at 8:00 A.M. U.S. Eastern Time on Tuesday, March 31, 2026 (or 8:00 P.M. Hong Kong Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Chagee Holdings Limited Fourth Quarter 2025 Earnings Conference Call
Registration Link:	https://register-conf.media-server.com/register/BIa06ab2deb0404e3196e436a7462d4f19

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a unique access PIN, which can be used to join the conference call.

A live and archived webcast of the conference call will be available at the Company’s investor relations website at investor.chagee.com.

5

About Chagee

Chagee is a leading premium tea drinks brand, serving healthy and delicious freshly-made tea drinks. Founded in 2017, Chagee has transformed traditional tea culture into a modern lifestyle experience, leveraging cutting-edge technology and innovative branding. With its commitment to quality, innovation, and cultural connection, Chagee continues to reshape the global tea industry.

Use of Non-GAAP Financial Measures

The Company considers non-GAAP net income, a non-GAAP financial measure, as a supplemental measure to review and assess the operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents this non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. The Company also believes that the use of this non-GAAP measure facilitates investors’ assessment of the operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using this non-GAAP financial measure is that it does not reflect all items of income and expense that affect the operations. Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. The Company compensates for these limitations by reconciling this non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the performance. The Company encourages you to review the financial information in its entirety and not rely on a single financial measure.

The Company’s non-GAAP financial measure reflects adjustments for share-based compensation expense. The Company believes that the exclusion of share-based compensation expense is appropriate because it eliminates the impact of non-cash expenses that are based upon valuation methodologies and assumptions that vary over time, and the amount of the expense can vary significantly between companies due to factors that are unrelated to their core operating performance and that can be outside of their control. Although the Company excludes share-based compensation expense from the non-GAAP measure, equity compensation has been, and will continue to be, an important part of future compensation strategy and a significant component of future expenses and may increase in future periods.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.9931 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2025.

6

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Chagee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Chagee’s beliefs and expectations, including its beliefs and expectations on overseas development, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Chagee’s growth strategies; its future business development, results of operations and financial condition; its ability to retain and attract its customers; its ability to expand into overseas markets as expected; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in China’s freshly-made tea drinks industry or China’s food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s freshly-made tea drinks industry or China’s food and beverage sector in general; governmental policies and regulations relating to Chagee’s industry; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Chagee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Chagee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

7

Contact

Investor Relations
Robin Yang, Partner
ICR, LLC
Email: Chagee.IR@icrinc.com
Phone: +1 (212) 537-5825

Media Relations
Brad Burgess, SVP
ICR, LLC
Email: Chagee.PR@icrinc.com

8

CHAGEE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data or otherwise noted)

	As of
	December 31, 2024	December 31, 2025
	RMB	RMB	US$
Assets
Current Assets
Cash and cash equivalents	4,754,783	7,607,270	1,087,825
Restricted cash	13,898	26,156	3,740
Time deposits	100,000	259,000	37,037
Short-term investments	-	100,093	14,313
Accounts receivable, net	121,967	145,903	20,864
Inventories	132,069	228,009	32,605
Prepayments and other current assets, net	315,404	481,913	68,913
Amounts due from related parties	1,547	2,085	298
Total current assets	5,439,668	8,850,429	1,265,595

Non-current assets
Long-term investments	2,403	2,109	302
Property and equipment, net	249,003	583,670	83,464
Deferred tax assets, net	253,210	402,821	57,603
Right-of-use assets, net	542,202	1,275,805	182,438
Goodwill	11,837	97,985	14,012
Intangible assets	8,440	12,078	1,727
Other non-current assets	89,343	238,086	34,044
Total non-current assets	1,156,438	2,612,554	373,590
Total Assets	6,596,106	11,462,983	1,639,185

Liabilities, mezzanine equity and shareholders' equity
Current liabilities
Accounts payable	597,091	629,789	90,059
Contract liabilities, current	265,341	293,706	41,999
Taxes payable	217,387	174,746	24,988
Operating lease liabilities, current	195,438	424,363	60,683
Accrued expenses and other liabilities	1,022,671	1,327,348	189,810
Total current liabilities	2,297,928	2,849,952	407,539

Non-current liabilities
Contract liabilities, non-current	257,305	185,996	26,597
Operating lease liabilities, non-current	352,618	849,936	121,539
Total non-current liabilities	609,923	1,035,932	148,136
Total liabilities	2,907,851	3,885,884	555,675

9

CHAGEE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data or otherwise noted)

	As of
	December 31, 2024	December 31, 2025
	RMB	RMB	US$
Mezzanine equity	933,780	-	-
Shareholders' equity
Class A Ordinary shares	27	93	13
Class B Ordinary shares	49	49	7
Treasury stock	(210,082)	(210,082)	(30,041)
Additional paid-in capital	90,853	3,696,445	528,585
Statutory reserve	18,437	34,913	4,992
Retained earnings	2,752,024	3,886,242	555,725
Accumulated other comprehensive income/(loss)	2,597	(65,858)	(9,418)
Total shareholders' equity of the Company	2,653,905	7,341,802	1,049,863
Non-controlling interests	100,570	235,297	33,647
Total shareholders' equity	2,754,475	7,577,099	1,083,510
Total liabilities, mezzanine equity and shareholders' equity	6,596,106	11,462,983	1,639,185

10

CHAGEE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the three months ended December 31,			For the full year ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net revenues from franchised teahouses	3,095,866	2,434,876	348,183	11,632,374	11,417,091	1,632,622
Net revenues from company-owned teahouses	238,560	539,609	77,163	773,208	1,490,316	213,112
Total net revenues	3,334,426	2,974,485	425,346	12,405,582	12,907,407	1,845,734

Cost of materials, storage and logistics*	(1,614,343)	(1,392,607)	(199,140)	(6,256,744)	(6,001,463)	(858,198)
Company-owned teahouse operating costs	(163,246)	(376,774)	(53,878)	(467,320)	(989,359)	(141,476)
Other operating costs	(182,387)	(231,416)	(33,092)	(572,621)	(756,465)	(108,173)
Sales and marketing expenses	(395,656)	(373,631)	(53,429)	(1,108,911)	(1,362,504)	(194,835)
General and administrative expenses	(336,311)	(635,606)	(90,890)	(1,113,387)	(2,450,379)	(350,400)
Total operating expenses	(2,691,943)	(3,010,034)	(430,429)	(9,518,983)	(11,560,170)	(1,653,082)
Income from operations	642,483	(35,549)	(5,083)	2,886,599	1,347,237	192,652
Financial income, net	(1,214)	41,998	6,006	37,306	147,494	21,091
Others, net	60,995	65,586	9,379	118,193	123,355	17,640
Income before income tax	702,264	72,035	10,302	3,042,098	1,618,086	231,383
Income tax expenses	(58,129)	(38,100)	(5,448)	(527,507)	(431,741)	(61,738)
Net income	644,135	33,935	4,854	2,514,591	1,186,345	169,645
Less: Net income attributable to non-controlling interests	(4,004)	(5,397)	(772)	(17,368)	(15,196)	(2,173)
Add: Net loss attributable to redeemable non-controlling interests	18,891	-	-	18,891	-	-
Net income attributable to the Company	659,022	28,538	4,082	2,516,114	1,171,149	167,472
Accretion of convertible redeemable preferred shares to redemption value	(16,222)	-	-	(62,000)	(20,082)	(2,872)
Cumulative undeclared dividends on convertible redeemable preferred shares	(12,758)	-	-	(51,032)	(15,702)	(2,245)
Accretion of convertible redeemable non-controlling interest to redemption value	(18,891)	-	-	(18,891)	-	-
Net income attributable to ordinary shareholders of the Company	611,151	28,538	4,082	2,384,191	1,135,365	162,355
Weighted average number of ordinary shares used in computing net income per share, basic and diluted
- Basic	98,743,892	190,317,407	190,317,407	100,628,189	162,470,727	162,470,727
- Diluted	98,743,892	192,703,843	192,703,843	100,628,189	164,714,666	164,714,666
Net income per ordinary share
- Basic	3.69	0.15	0.02	14.26	6.27	0.90
- Diluted	3.69	0.15	0.02	14.26	6.18	0.88

* Cost of materials, storage and logistics was previously reported separately as (i) cost of materials and (ii) storage and logistics costs. It consists primarily of costs for materials and ingredients used for resale or production, as well as costs incurred for inventory storage and related logistics activities. This reclassification has been applied retrospectively.

11

CHAGEE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the three months ended December 31,			For the full year ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	572,654	216,480	30,956	2,837,656	1,644,101	235,103
Net cash used in investing activities	(42,675)	(320,223)	(45,791)	(229,479)	(825,016)	(117,976)
Net cash (used in)/provided by financing activities	(617)	(1,201,442)	(171,804)	(173,932)	2,046,652	292,667
Effect of exchange rate changes on cash and cash equivalents, restricted cash	12,995	55,630	7,955	11,756	(992)	(141)
Net increase/(decrease) in cash and cash equivalents and restricted cash	542,357	(1,249,555)	(178,684)	2,446,001	2,864,745	409,653
Cash and cash equivalents, restricted cash at the beginning of the period	4,226,324	8,882,981	1,270,249	2,322,680	4,768,681	681,912
Cash and cash equivalents, restricted cash at the end of the period	4,768,681	7,633,426	1,091,565	4,768,681	7,633,426	1,091,565

12

CHAGEE HOLDINGS LIMITED

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Unaudited, all amounts in thousands, except for share, per share data or otherwise noted)

	For the three months ended December 31,			For the full year ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
A. Non-GAAP net income
Net income	644,135	33,935	4,854	2,514,591	1,186,345	169,645
Adjusted for: Share-based compensation expenses*	-	66,097	9,452	603	723,538	103,465
Non-GAAP net income	644,135	100,032	14,306	2,515,194	1,909,883	273,110

B. Non-GAAP net income per ordinary share
Weighted average number of ordinary shares used in computing net income per share, basic and diluted:
- Basic	98,743,892	190,317,407	190,317,407	100,628,189	162,470,727	162,470,727
- Diluted	98,743,892	192,703,843	192,703,843	100,628,189	164,714,666	164,714,666

Non-GAAP net income per ordinary share:
- Basic	3.69	0.50	0.07	14.26	10.21	1.46
- Diluted	3.69	0.49	0.07	14.26	10.07	1.44

* The components of the Company’s share-based compensation expenses are as follows (all amounts in thousands):

	For the three months ended December 31,			For the full year ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Other operating costs	-	(5,884)	(841)	(21)	(28,628)	(4,094)
Sales and marketing expenses	-	(9,302)	(1,330)	(25)	(50,450)	(7,214)
General and administrative expenses	-	(50,911)	(7,281)	(557)	(644,460)	(92,157)

13